[GRAPHIC OMITTED] OJSC Vimpelcom               |Phone:          | Fax:
                  8 Marta str., 10, bldg. 14,  |                |
                  127083, Moscow, Russia       |+7(095)725-0700 |+7(095)721-0017



FOR IMMEDIATE RELEASE



        VIMPELCOM ANNOUNCES INTENT TO RAISE APPROXIMATELY US$300 MILLION
              OF DEBT FINANCING IN THE INTERNATIONAL BOND MARKETS

Moscow and New York (March 31, 2004) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its intention to raise, subject to market and other conditions, approximately US$300 million of debt financing by the issuance of notes in the international bond markets. The offering of notes is currently anticipated to close during the second quarter of 2004.

This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act of 1933, as amended (the "Securities Act"). This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered to qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line GSM" brand. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom's ADSs are listed on the New York Stock Exchange under the symbol "VIP".

This press release contains "forward-looking statements," as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's intention to consummate the proposed transaction described above and are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group and there can be no assurance that the Company will be able to complete this proposed transaction. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.


For more information, please contact:

Valery Goldin                               Christopher Mittendorf
VimpelCom (Moscow)                          Edelman Financial Worldwide
Tel: 7(095) 974-5888                        Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                       christopher.mittendorf@edelman.com